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                                                                    Exhibit 11.1


                     GENESEE & WYOMING INC. AND SUBSIDIARIES
                    COMPUTATION OF EARNINGS PER COMMON SHARE
                    (in thousands, except per share amounts)


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                                                                Three Months Ended       Nine Months Ended
                                                                September 30, 2003      September 30, 2003
                                                                ------------------      ------------------

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BASIC EARNINGS PER SHARE CALCULATION:

Net Income available to common shareholders                            $ 7,234                    $19,878


Weighted average number of shares
  of common stock                                                       15,163                     15,093

Earnings per share - basic                                             $  0.48                    $  1.32

DILUTED EARNINGS PER SHARE CALCULATION:

Net Income                                                             $ 7,618                    $20,847
Weighted average number of shares of common stock
  and common stock equivalents outstanding:

  Weighted average number of shares
    of common stock                                                     15,163                     15,093
  Common stock equivalents issuable under stock
   option plans
                                                                           282                        270
  Common stock equivalents applicable to
   Mandatorily Redeemable Convertible Preferred
    Stock                                                                2,445                      2,445

  Weighted average number of shares of common stock
   and common stock equivalents - diluted                               17,890                     17,808

Earnings per share - diluted                                           $  0.43                    $  1.17
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